PENN VIRGINIA CORPORATION

14701 St. Mary’s Lane, Suite 275

Houston, Texas 77079

December 16, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	H. Roger Schwall

Assistant Director

Office of Natural Resources

RE:	Penn Virginia Corporation

Registration Statement on Form S-1

Filed November 18, 2016

File No. 333-214709

Ladies and Gentlemen:

On behalf of Penn Virginia Corporation (the “Company”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on November 18, 2016. The changes reflected in Amendment No. 1 include those made in response to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of December 8, 2016.

Set forth below is the Company’s response to the Staff’s comment, preceded by the Staff’s comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Form S-1

1.	We have completed our review of your confidential treatment request and have no further comments. Amend the registration statement to incorporate by reference the amended Form 10-Q and any other Exchange Act filings you make subsequent to November 18, 2016, and prior to the requested effective date. See Item 12(a)(1) of Form S-1.

RESPONSE: We have amended our registration statement to incorporate by reference our Quarterly Report on Form 10-Q/A filed on November 28, 2016 and any other Exchange Act filings made by the Company subsequent to November 18, 2016 and prior to the requested effective date. Please see page 27 of Amendment No. 1.

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United States Securities and Exchange Commission

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Hillary Holmes of Baker Botts L.L.P. at (713) 229-1508.

Very truly yours,

PENN VIRGINIA CORPORATION

By:	/s/ John A. Brooks
John A. Brooks
Interim Principal Executive Officer, Executive Vice President and Chief Operating Officer

cc:	Katherine J. Ryan, Penn Virginia Corporation

Hillary Holmes, Baker Botts L.L.P.